PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 3 DATED APRIL 27, 2023
TO THE OFFERING CIRCULAR DATED JANUARY 6, 2023

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2023, as previously supplemented by Supplement No.1, dated and filed by us with the Commission on March 31, 2023 and Supplement No. 2, dated April 3, 2023 and filed by us with the Commission on April 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to disclose additional executive officers added to the Company’s management team, information regarding their business experience, and their relationships with the Company.

MANAGER AND EXECUTIVE OFFICERS

The table of executive officers and managers set forth under “MANAGER AND EXECUTIVE OFFICERS” is hereby replaced in its entirety with the following.

			Manager/Officer
Name	Age	Position with our Company	Since
Lindsey Wilson	37	Manager and Chief Operating Officer	April 2019
Curtis Allen	37	Chief Financial Officer	February 2020
Kris Woods	36	Chief Technology Officer	August 2019
Sean Goodnight	47	Chief Acquisition Officer	June 2020
Justin Arn	42	Chief Land and Title Officer	April 2020
Brynn Ferrari	33	Chief Marketing Officer	April 2023
Matt Willer	46	Vice President of Capital Markets	March 2021
Adam Ferrari	40	Vice President of Engineering	April 2023

The following biographical information on Brynn Ferrari and Adam Ferrari is hereby added to the Offering Circular.

Brynn Ferrari, Chief Marketing Officer. Brynn comes to us bringing over 12 years of experience with a variety of marketing experience across digital, talent relations, events and social media. With a Public Relations degree from the University of Southern California she is a true Trojan at heart and is a Young Leader for the USC Alumni Association. Prior to her position at the Company, Brynn led projects working in-house for American Honda Motor Co., Amazon, the Estee Lauder Companies, and Unilever Prestige. She also managed multi-million dollar advertising campaigns and spearheaded creative innovation for first-to-market products including the launch of an AR partnership integration with Modiface for Estee Lauder Companies for the brand, Smashbox Cosmetics. As the Chief Marketing Officer at the Company, she is responsible for developing both the marketing team and the Investor Relations team with a focus on process efficiencies and team growth. She owns strategy across all marketing platforms passionately sharing our story and the people behind the Company. Brynn Ferrari is Adam Ferrari’s spouse and the daughter-in-law of Charlene and Daniel Ferrari.

Adam Ferrari, Vice President of Engineering. Adam graduated from the University of Illinois at Urbana-Champagne Magna Cum Laude with a Bachelor’s of Science Degree in Chemical Engineering. Adam began his career with BP America as a completions engineer in 2005. During his tenure with BP, Adam served in various drilling, completions, and production roles both in the Gulf of Mexico and the onshore US business units. Following his experience at BP, Adam transitioned to an equity analyst role within the Oil and Gas division at Macquarie Capital in Denver, CO. After gaining experience on the financial services side of oil and gas, Adam transitioned back to the operating side of the industry in a lead Petroleum Engineering role with start-up Halcon Resources. While at Halcon, Adam supported various exploration and development programs in the broader gulf coast region and the Bakken shale asset in North Dakota. Following his tenure at Halcon, Adam pursued various entrepreneurial opportunities on the mineral acquisitions side of the oil and gas industry that ultimately led him to the Company. Adam has served in an advisory role at various points for Phoenix and as of April of 2023, Adam was promoted to VP of Engineering for the company. At the Company, Adam is responsible for conducting engineering evaluations across all areas of interest and making purchase recommendations to the executive team at Phoenix Capital Group. Adam Ferrari is Brynn Ferrari’s spouse and the son of Charlene and Daniel Ferrari.

The following description of Mr. Ferrari’s Employment Agreement with the Company is hereby added to the Offering Circular.

The Company and Mr. Ferrari entered into an employment agreement on April 17, 2023 pursuant to which the Company will employ Mr. Ferrari as its Vice President of Engineering. Pursuant to the employment agreement Mr. Ferrari will provide engineering support to the acquisitions/executive team at the Company. The Company will pay Mr. Ferrari $29,166.66 per month and he will be eligible for standard Company benefits. The employment agreement may be terminated at any time for any reason by the Company without notice or penalty.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is hereby added to the Offering Circular under “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.”

The Company and Adam Ferrari, our Vice President of Engineering and son of Charlene and Daniel Ferrari, entered into a Consulting Agreement on November 1, 2021 for Mr. Ferrari to provide petroleum engineering consulting services to the Company. This Consulting Agreement terminated as of the commencement of Mr. Ferrari’s employment as our Vice President of Engineering. Over the course of the Consulting Agreement, we paid Mr. Ferrari a total of $507,416.69 in consulting fees.